Securities and Exchange Commission
Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Boron, LePore & Associates, Inc.
(Name of Subject Company)

Garden Merger Corp.,
a wholly owned subsidiary of
Cardinal Health, Inc.
(Name of Filing Person—Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

10001P 10 2
(CUSIP Number of Class of Securities)

Paul S. Williams, Esq.
Executive Vice President, Chief Legal Officer and Secretary
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017
Telephone: (614) 757-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$203,979,173	$18,766.08

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The calculation of the transaction valuation assumes the purchase of 11,706,903 outstanding shares of common stock of Boron, LePore & Associates, Inc. as of May 22, 2002, at a purchase price of $16.00 per share. The transaction valuation also includes the offer price of $16.00 less $11.98, which is the average exercise price per share, multiplied by 4,146,449, the number of options outstanding as of May 22, 2002.

**
The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act, equals $92 per million dollars of the transaction valuation. Cardinal Health, Inc. has an available balance of $19,428.07 in its account with the Securities and Exchange Commission to cover the amount of the filing fee.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party:Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Cardinal Health, Inc., an Ohio corporation (“Cardinal”), and Garden Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal (“Subcorp”). This Schedule TO relates to the offer by Subcorp to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Boron, LePore & Associates, Inc., a Delaware corporation (“BLP”) for $16.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of May 15, 2002, by and among BLP, Cardinal and Subcorp, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, and a form of employment and confidentiality agreement by and among Cardinal, BLP and each of Patrick G. LePore, Steven M. Freeman, and Anthony J. Cherichella, a copy of which is attached as Exhibit (d)(2) to this Schedule TO, are incorporated in this Schedule TO by reference.

Item 1.    Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.    Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Boron, LePore & Associates, Inc., a Delaware corporation. Its principal executive office is located at 1800 Valley Road, Wayne, New Jersey 07470 and its telephone number is (973) 709-3000.

(b) This Schedule TO relates to the Offer by Subcorp to purchase all issued and outstanding Shares for $16.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

Item 3.    Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Information Concerning Cardinal and Subcorp” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.    Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material United States Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with BLP” and “Purpose of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; ‘Going Private’ Transactions” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Cardinal and Subcorp,” “Background of the Offer; Past Contacts or Negotiations with BLP” and “Purpose of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; ‘Going Private’ Transactions” is incorporated in this Schedule TO by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with BLP,” “Purpose of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; ‘Going Private’ Transactions,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b), (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a), (b), (c), (d), (e) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Cardinal and Subcorp,” “Background of the Offer; Past Contacts or Negotiations with BLP,” “Purpose of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; ‘Going Private’ Transactions” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.    Financial Statements of Certain Bidders.

(a), (b) Not applicable.

Item 11.    Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Cardinal and Subcorp” and “Purpose of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; ‘Going Private’ Transactions,” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; ‘Going Private’ Transactions,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 24, 2002.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Text of Press Release Issued by Cardinal and BLP dated May 15, 2002, incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal on May 15, 2002.

(a)(5)(B)	Frequently Asked Questions Relating to the Acquisition of BLP by Cardinal incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal on May 15, 2002.

(a)(5)(C)	Revised Frequently Asked Questions Relating to the Acquisition of BLP by Cardinal incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal on May 17, 2002.

(a)(5)(D)	Form of Summary Advertisement to be Published in the New York Times on May 28, 2002.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 15, 2002, by and among Cardinal, Subcorp and BLP.

(d)(2)	Form of Employment and Confidentiality Agreement by and among Cardinal, BLP and each of Patrick G. LePore, Steven M. Freeman, and Anthony J. Cherichella.

(g)	None.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13e-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 24, 2002	GARDEN MERGER CORP.

	By:	/S/ PAUL S. WILLIAMS

Name: Paul S. Williams Title: Executive Vice President, Chief Legal Officer and Secretary

CARDINAL HEALTH, INC.

	By:	/S/ PAUL S. WILLIAMS

Name: Paul S. Williams Title: Executive Vice President, Chief Legal Officer and Secretary

Exhibit Index

(a)(1)(A)	Offer to Purchase, dated May 24, 2002.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Text of Press Release Issued by Cardinal and BLP dated May 15, 2002, incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal on May 15, 2002.

(a)(5)(B)	Frequently Asked Questions Relating to the Acquisition of BLP by Cardinal incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal on May 15, 2002.

(a)(5)(C)	Revised Frequently Asked Questions Relating to the Acquisition of BLP by Cardinal incorporated in this Schedule TO by reference to the Schedule TO filed by Cardinal on May 17, 2002.

(a)(5)(D)	Form of Summary Advertisement to be Published in the New York Times on May 28, 2002.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 15, 2002, by and among Cardinal, Subcorp and BLP.

(d)(2)	Form of Employment and Confidentiality Agreement by and among Cardinal, BLP and each of Patrick G. LePore, Steven M. Freeman, and Anthony J. Cherichella.

(g)	None.

(h)	Not applicable.